PROSPECTUS SUPPLEMENT dated May 10, 2012

(To prospectus dated June 28, 2010)

Filing pursuant to Rule 424(b)(3)
Registration Statement No. 333-167829

THE BANK OF NEW YORK MELLON CORPORATION

DIRECT STOCK PURCHASE

AND

DIVIDEND REINVESTMENT PLAN

Dear Investor:

BNY Mellon Capital Markets, LLC (“BNYMCM”), a registered broker-dealer, is forwarding the enclosed materials for the stock plan described therein (“the Plan”). Please review the enclosed materials for details of the Plan.

Orders received by the Plan administrator, as identified in the Plan, (the “Administrator”) to purchase or sell shares under the Plan may be executed by BNYMCM. BNYMCM makes no recommendation for or against participation in the Plan or the purchase of any securities under the Plan, nor does it assume any responsibility for the accuracy of the statements made in the enclosed materials.

If you have any questions about the Plan, you may contact the Administrator at the toll-free number in the enclosed materials.

Very truly yours,

BNY Mellon Capital Markets, LLC

BNYMCM, a wholly owned non-bank subsidiary of The Bank of New York Mellon Corporation, is a full service, SEC registered broker-dealer, and a member of FINRA and SIPC. Shares offered through the Plan are not FDIC insured and are not held by BNYMCM. Shares held in Plan are not subject to protection under SIPC. Shares are not bank deposits or obligations of, or guaranteed by any bank and are subject to investment risks, including possible loss of the principal amount invested.

To Persons Eligible to Participate in The Bank of New York Mellon Corporation Direct Stock Purchase and Dividend Reinvestment Plan

This is a prospectus supplement to the Prospectus dated June 28, 2010, (the “Prospectus”), which relates to The Bank of New York Mellon Corporation Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). The information set forth below is intended to amend, in each case to the extent the context requires, those sections originally set forth in the Prospectus. All other sections originally set forth in the Prospectus are unchanged.

TERMS OF THE PLAN

Administration

The Plan administrator is Computershare Trust Company, N.A., which replaces all references in the Prospectus to the former administrator and custodian. You may contact Computershare Trust Company, N.A., as the Plan administrator, through the following methods:

•	call its toll free number at 1-800-205-7699;

•	send an email to shrrelations@bnymellon.com; or

•	write to c/o Computershare Shareowner Services

P.O. Box 358035

Pittsburgh, PA 15252-8035

Information about the Plan can also be found on the Plan administrator’s website via Investor ServiceDirect® (ISD) at www.bnymellon.com/shareowner/equityaccess, which replaces all references in the Prospectus to the former website address. Alternatively, information about the Plan can also be found at www.computershare.com. All references in the Prospectus to BNY Mellon Shareowner Services as the entity that performs services for the Plan are changed to Computershare Shareowner Services.

In order to access your account through ISD you will need to register through EquityAccess, following the prompts at the website, and authenticate your identity through the applicable specified methods.

Sale of Shares

You may instruct the Plan Administrator to sell your shares under the Plan in one of four ways – through a Batch Order, Market Order, Day Limit Order or Good–Till–Cancelled (GTC) Limit Order.

(1) Batch Order: In a Batch Order, the Plan Administrator will combine the shares you want to sell through the Plan with shares that are being sold by other Plan participants. Shares are then periodically submitted in bulk to an affiliated broker for sale on the open market. Your shares will usually be sold within one business day after the Plan Administrator receives your request, but no later than five business days (except where deferral is necessary under state or federal regulations). Depending on the number of shares being sold and current trading volume in the shares, bulk sales may be executed in multiple transactions and over more than one day. Once entered, a Batch Order request cannot be cancelled. Sales proceeds in a Batch Order transaction equal the market price that the broker receives for your shares (or, if more than one trade is necessary to sell all of the Plan shares submitted to the broker on that day, the weighted average price for all such shares sold on the applicable trade date or dates), less applicable taxes and fees.

(2) Market Order: A Market Order is a request to sell your shares at the prevailing market price when the trade is executed. If such an order is placed during market hours, the Plan Administrator will promptly submit your shares to an affiliated broker for sale on the open market, and such orders cannot be cancelled. If such an order is placed outside of market hours, the Plan Administrator will submit your shares to an affiliated broker on the next trading day, and any requests to cancel such an order will be honored on a best efforts basis.

(3) Day Limit Order: A Day Limit Order is an order to sell your shares when and if the stock reaches a specific price on a specific day. The order is automatically cancelled if the price is not met by the end of that trading day or, for orders placed outside of market hours, the next trading day. Depending on the number of shares being sold and current trading volume in the shares, your order may only be partially filled, in which case the remainder of your order will be cancelled. Any request to otherwise cancel a pending Day Limit Order will be honored on a best efforts basis.

(4) Good-Till-Cancelled (“GTC”) Limit Order: A GTC Limit Order is an order to sell your shares when and if the stock reaches a specific price at any time while the order remains open (up to 90 days). Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. The order, or any unexecuted portion thereof, is automatically cancelled if the price is not met by the end of the order period. The order also may be cancelled by the applicable stock exchange or by shareholder request, which will be honored on a best efforts basis.

Sales proceeds in Market Orders, Day Limit Orders and GTC Limit Orders equal the market price that the broker receives for your shares, less applicable taxes and fees.

A check for the proceeds of the sale of shares (in U.S. Dollars) less applicable taxes and fees, will generally be mailed to you by first class mail within four business days after the final trade settlement date. If you sell shares through a Market Order, Day Limit Order or GTC Limit Order, you may choose to receive sales proceeds in a foreign currency or by wire or direct deposit. These services are subject to additional fees and additional terms and conditions, which you must agree to when submitting the transaction.

All sales are subject to market conditions, system availability and other factors. The actual sale date or price received for any shares sold through the Plan may not be guaranteed. All sales transactions under the Plan are made through a broker affiliated with the Plan Administrator that will receive brokerage commissions in connection with such sales. Shares are sold on the exchange on which the common shares of the Company trade. The selling price may not be known until the sale is complete.

The fees charged in connection with the sale of shares are listed below under “Plan Service Fees”.

If you want to sell shares through your own broker, you may request the Plan Administrator to transfer shares electronically from your Plan account to your brokerage account. Alternatively, you may request a stock certificate that you can then deliver to your broker.

Plan participants must perform their own research and must make their own investment decisions. Neither the Plan Administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan.

Methods of Sale. Depending upon the manner of sale you have chosen, you may instruct the Plan Administrator to sell some or all shares held in your Plan account by one of the following methods. Requests for Batch Orders may be placed online at www.bnymellon.com/shareowner/equityaccess, by telephone using the Interactive Voice Response (IVR) system, through a Customer Service Representative (CSR) or in writing by completing and signing the tear-off portion of your account statement and mailing the instructions to the Plan Administrator. Requests for Market Orders, Day Limit Orders and GTC Limit Orders may only be placed online at www.bnymellon.com/shareowner/equityaccess, by telephone using the IVR system or through a CSR. Any sale request received in writing will be processed as a Batch Order request.

•	Sale Orders via Internet

You may instruct the Plan Administrator to sell some or all of your Plan shares by placing a sale order via the Internet. To place a sale order, visit our website at www.bnymellon.com/shareowner/equityaccess.

•	Sale Orders via Telephone/IVR System

You may instruct the Plan Administrator to sell some or all of your Plan shares by placing a sale order via the IVR system or by speaking directly to a CSR. To place a sale order, contact the Plan Administrator toll-free at 1-800-205-7699 and follow the instructions provided.

•	Sale Orders via Mail

You may instruct the Plan Administrator to sell some or all of your Plan shares by completing and signing the tear-off portion of your account statement and mailing the instructions to the Plan Administrator. If there is more than one name or owner on the Plan account, all Participants must sign the tear-off portion of the account statement.

Summary of Plan Fees

In most cases we will pay the fees and expenses to operate the Plan. However, there are some service charges and trading fees that will be charged directly to you as follows:

Item	Charge
Initial Enrollment Fee	$7.50 (paid by participant)
A one-time set-up fee for enrollees who are purchasing their initial shares through the Plan and who are not otherwise registered shareholders.

Optional Cash Investments
(via check or automatic investment)
–Service fee	Paid by Company
plus trading fee per share	Paid by Company

Reinvestment of Dividends–Service fee	Paid by Company
plus trading fee per share	Paid by Company

Sale of Shares
Batch Order	$10.00 per transaction plus $0.05 per share sold
Market Order	$25.00 per transaction plus $0.12 per share sold
Day Limit Order	$30.00 per transaction plus $0.12 per share sold
GTC Limit Order	$30.00 per transaction plus $0.12 per share sold

Alternative Currency Disbursement
Fees
U.S. $ or Foreign Currency Wire	$50.00 per transaction
Foreign Check	$15.00 per transaction
EFT (Direct Deposit – U.S. $ only)	$10.00 per transaction

Convenience Fees
CSR Assisted Sale	$15.00 per transaction

Deposit of Certificates for safekeeping	No Charge

Gift or Transfer Shares	No Charge

Book to Book Transfers to transfer shares to another participant or to a new participant	No Charge

Certificate Issuance	No Charge

Item	Charge
Returned Checks or Rejected Automatic
Withdrawals	$35.00

Duplicate Statements
Current Year	No Charge
Prior Years	No Charge

This supplement constitutes part of your Prospectus and we suggest that you retain it for future reference.